Exhibit 17.1

-----Original Message-----
From: Ken Barun
Sent: Tuesday, November 24, 2009 8:59 PM
To: Hannah Hu
Cc: Scholle, Stephen; David T. Stowell
Subject: Re: documents

Hannah, please us this email as an official notification of my resignation from Yi Xin International Copper Company. I have enjoyed my time working with you in the initial set up of the company. I do also look forward to the company providing me with the compensation and shares of stock equivalent to the value established when I joined the board and what the board agreed to in our initial board meetings.

However because of the company's inability to meet the terms agreed upon and an inability for the company to provide up to date information such as financial statements, record of necessary filings and the inability to establish internal controls. Because of the lack of controls and management's inconsistencies in handling of the affairs of the company in a manner I can be comfortable with I cannot continue to serve as a board member and exercise any functions that even resemble fiduciary responsibility.

I wish you and your father all the best of luck and pray that the company will be successful as it moves forward. I will be out of my office for the Thanksgiving holiday but will send a letter by fax and by mail to Yi Xin's address upo my return early next week. However effective immediately, this 24th day of November 2009, I am resigning my position as a member of the board of directors.

Thank you and I look forward to hearing of the company's success in the near future.